Exhibit 12
Humana Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the six months ended June 30,	For the twelve months ended December 31,
	2018	2017	2016	2015	2014	2013
	(Dollars in millions)
Income before income taxes	$726	$4,020	$1,552	$2,431	$2,170	$1,921
Fixed charges	131	310	249	253	267	216
Total earnings	$857	$4,330	$1,801	$2,684	$2,437	$2,137
Interest charged to expense	$106	$242	$189	$186	$192	$140
One-third of rent expense	25	68	60	67	75	76
Total fixed charges	$131	$310	$249	$253	$267	$216
Ratio of earnings to fixed charges (1)(2)	6.5x	14.0x	7.2x	10.6x	9.1x	9.9x

Notes

(1)
For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.